

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Mr. Michael S. Steiner
President and Chief Executive Officer
EnviroStar, Inc.
290 N.E. 68th Street
Miami, Florida 33138

  Re: **EnviroStar, Inc.**
    Form 10-K for fiscal year ended June 30, 2010
    Filed September 24, 2010
    File No. 001-14757

Dear Mr. Steiner:

  We have completed our review of your Form 10-K and have no further comments at this time.

          Sincerely,

          Larry Spirgel
          Assistant Director

cc: Richard A. Rubin, Esq.
    Troutman Sanders LLP
    Via Facsimile: (212) 704-5999